Exhibit 99.7

Creditor Accession Undertaking

To:	Alvogen Lux Holdings S.à r.l. as Senior Lender

From:	[Acceding Creditor]

This Undertaking is made on [date] by [insert full name of new Subordinated Creditor] (the “Acceding Subordinated Creditor”) in relation to the subordination agreement (the “Subordination Agreement”) dated 20 December 2022 between, among others, Alvotech as borrower, Alvogen Lux Holdings S.à r.l. as senior lender and the creditors named in Schedule 1 to the Subordination Agreement as original subordinated creditor. Terms defined in the Subordination Agreement shall, unless otherwise defined in this Undertaking, bear the same meanings when used in this Undertaking.

In consideration of the Acceding Subordinated Creditor being accepted as a Subordinated Creditor for the purposes of the Subordination Agreement, the Acceding Subordinated Creditor confirms that, as from 11 August 2023, it intends to be party to the Subordination Agreement as a Subordinated Creditor and undertakes to perform all the obligations expressed in the Subordination Agreement to be assumed by a Subordinated Creditor and agrees that it shall be bound by all the provisions of the Subordination Agreement as a Subordinated Creditor, as if it had been an original party to the Subordination Agreement in that capacity.

This Undertaking and any non-contractual obligations arising out of or in connection with it are governed by English law.

This Undertaking has been entered into on the date stated above.

Acceding Subordinated Creditor

Executed by [insert full name of Acceding Subordinated Creditor]	}
By: Address: Email:

Accepted by the Senior Lender

for and on behalf of Alvogen Lux Holdings S.à r.l. Date: